Exhibit 99.2

CONSENT OF ALEKSANDAR SPASOJEVIC

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled "South West Arkansas Project NI 43-101 Technical Report & Definitive Feasibility Study" dated October 14, 2025, with an effective date of September 3, 2025 (the “Technical Report”) and the incorporation by reference of the Technical Report into the Registration Statement on Form F-10 of Standard Lithium Ltd. (File No. 333-289110), as amended.

/s/ Aleksandar Spasojevic
Aleksandar Spasojevic, P.Eng. Lead Engineer Geotechnics Ausenco Engineering Canada ULC

Date: October 16, 2025